December 28, 2023

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re: Virginia National Bankshares Corporation

Form 10-K for the Fiscal Year ended December 31, 2022

Filed March 29, 2023

File No. 001-40305

To the Division of Corporation Finance:

This letter serves to respond to your letter dated December 14, 2023 regarding the disclosure of the non-GAAP measure for "ALLL + fair value mark to total loans.”

Although we feel strongly that the use of this non-GAAP measure provides the reader with valuable information and is appropriately acknowledged as non-GAAP with a corresponding reconcilement, we will discontinue the use of such measure in future filings.

Sincerely,

/s/ Tara Y. Harrison

Tara Y. Harrison, CPA

Executive Vice President & Chief Financial Officer